UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

141, Uisadang-daero, Yeongdeungpo-gu, Seoul 07332, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2020 Third Quarter Preliminary Operating Results

On October 22, 2020, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the third quarter of fiscal year 2020. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		3Q 2020	2Q 2020	% Change Increase (Decrease) (Q to Q)	3Q 2019	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	10,532,990	10,723,771	(1.78)	13,011,650	(19.05)
	Cumulative	40,529,898	29,996,908	—	37,939,219	6.83
Net operating profit	Specified Quarter	1,416,517	1,390,455	1.87	1,248,190	13.49
	Cumulative	3,846,091	2,429,574	—	3,717,597	3.46
Profit before income tax	Specified Quarter	1,570,864	1,376,206	14.14	1,260,147	24.66
	Cumulative	3,966,466	2,395,602	—	3,784,895	4.80
Profit for the period	Specified Quarter	1,194,210	992,477	20.33	940,685	26.95
	Cumulative	2,925,624	1,731,414	—	2,778,082	5.31
Profit attributable to shareholders of the parent company	Specified Quarter	1,166,573	981,886	18.81	940,284	24.07
	Cumulative	2,877,913	1,711,340	—	2,777,128	3.63

Note:

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		3Q 2020	2Q 2020	% Change Increase (Decrease) (Q to Q)	3Q 2019	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	4,000,617	4,520,138	(11.49)	6,499,949	(38.45)
	Cumulative	17,532,794	13,532,177	—	17,972,928	(2.45)
Net operating profit	Specified Quarter	911,296	903,727	0.84	963,936	(5.46)
	Cumulative	2,647,627	1,736,331	—	2,721,351	(2.71)
Profit before income tax	Specified Quarter	867,866	913,181	(4.96)	958,682	(9.47)
	Cumulative	2,578,428	1,710,562	—	2,724,436	(5.36)
Profit for the period	Specified Quarter	646,804	670,931	(3.60)	701,612	(7.81)
	Cumulative	1,904,082	1,257,278	—	2,006,721	(5.11)
Profit attributable to shareholders of the parent company	Specified Quarter	635,624	660,407	(3.75)	701,612	(9.41)
	Cumulative	1,882,378	1,246,754	—	2,006,721	(6.20)

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		3Q 2020	2Q 2020	% Change Increase (Decrease) (Q to Q)	3Q 2019	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	1,466,448	1,201,222	22.08	1,952,316	(24.89)
	Cumulative	7,913,056	6,446,608	—	6,478,467	22.14
Net operating profit	Specified Quarter	232,566	230,229	1.02	75,714	207.16
	Cumulative	441,987	209,421	—	293,838	50.42
Profit before income tax	Specified Quarter	280,718	210,931	33.09	84,883	230.71
	Cumulative	475,094	194,376	—	334,534	42.02
Profit for the period	Specified Quarter	208,448	151,484	37.60	61,438	239.28
	Cumulative	345,250	136,802	—	241,840	42.76
Profit attributable to shareholders of the parent company	Specified Quarter	208,442	151,479	37.60	61,433	239.30
	Cumulative	345,233	136,791	—	241,828	42.76

Note: 1)	Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s 2020 third quarter earnings conference, which are based on KB Financial Group’s consolidated financial statements.
2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 22, 2020	By:	/s/ Ki-Hwan Kim
(Signature)
	Name:	Ki-Hwan Kim
	Title:	Senior Executive Vice President and Chief Finance Officer